CUSIP No. 741865 109	Page 1 of 9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CYNAPSUS THERAPEUTICS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23257Y859

(CUSIP Number)

Sunovion Pharmaceuticals Inc.

84 Waterford Drive

Marlborough, Massachusetts 01752

508-481-6700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 741865 109	Page 2 of 9

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO OF ABOVE PERSON (ENTITIES ONLY) Sunovion Pharmaceuticals Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,824,552 shares (1) (2) (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,824,552 shares (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,552 shares (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 741865 109	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO OF ABOVE PERSON (ENTITIES ONLY) Sunovion CNS Development Canada ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,824,552 shares (1) (2) (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,824,552 shares (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,824,552 shares (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON* CO

(1) Beneficial ownership of the above referenced Cynapsus Shares (as defined below) is being reported hereunder solely because Sunovion (as defined below) and Acquiror (as defined below) may be deemed to have beneficial ownership of such Cynapsus Shares as a result of the Voting and Support Agreements (as defined below). Neither the filing of this Statement (as defined below) nor any of its contents shall be deemed to constitute an admission by Sunovion or Acquiror that it is the beneficial owner of any Cynapsus Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2) The calculation of the beneficial ownership is based on (i) an aggregate of 1,963,956 Cynapsus Shares owned by the Specific Cynapsus Shareholders (as defined below) that are parties to the Voting and Support Agreements (as defined below), (ii) an aggregate of an additional 860,596 Cynapsus Shares issuable upon the exercise of purchase warrants held by the Specified Cynapsus Shareholders, and (iii) 12,448,108 Cynapsus Shares outstanding as of August 31, 2016, as represented by Cynapsus in the Arrangement Agreement (as defined below).

(3) See Item 5 of this Statement.

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Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the common shares (the “Cynapsus Shares”), of Cynapsus Therapeutics, Inc., a corporation existing under the laws of Canada (“Cynapsus”). The principal executive offices of Cynapsus are located at 828 Richmond Street West, Toronto, Ontario, Canada M6J 1C9.

Item 2.	Identity and Background

(a) The name of the persons filing this Statement are Sunovion Pharmaceuticals Inc. (“Sunovion”) and Sunovion CNS Development Canada ULC, a wholly-owned subsidiary of Sunovion (“Acquiror”).

(b) Sunovion’s business address is Sunovion Pharmaceuticals Inc., 84 Waterford Drive, Marlborough, Massachusetts 01752. Acquiror’s business address is 1600 – 925 West Georgia Street, Vancouver, BC V6C 3L2.

(c), (f) The name, business address, present principal occupation or employment (and the principal business and address of employment) and citizenship of each director and executive officer of Sunovion and Acquiror are set forth on Schedule A attached hereto, and are incorporated herein by reference. Sunovion is a pharmaceutical company dedicated to the development and commercialization of scientifically advanced therapeutic products that are focused on helping patients suffering from central nervous system and respiratory disorders, as well as other illnesses. Acquiror was organized for the purpose of entering into the Arrangement Agreement and completing the arrangement contemplated thereunder. The Acquiror has not carried on any activities to date other than activities in connection with the arrangement.

(d) During the last five years, (i) neither Sunovion nor Acquiror have been, and (ii) to the knowledge of Sunovion and Acquiror, none of the persons set forth on Schedule A attached hereto have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, (i) neither Sunovion nor Acquiror have been, and (ii) to the knowledge of Sunovion and Acquiror, none of the persons set forth on Schedule A attached hereto have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 31, 2016, Sunovion and Acquiror entered into an Arrangement Agreement (the “Arrangement Agreement”) with Cynapsus. As an inducement for Sunovion and Acquiror to enter into the Arrangement Agreement, Acquiror concurrently entered into voting and support agreements (collectively, the “Voting and Support Agreements”) with certain Cynapsus shareholders (collectively, the “Specified Cynapsus Shareholders”) with respect to the Cynapsus Shares and Warrants owned by the Specified Cynapsus Shareholders. The Specified Cynapsus Shareholders consist of the members of the board of directors of Cynapsus, which is comprised of Anthony Giovinazzo, Frederick Driscoll, Tomer Gold, Ronald Hosking, Tamar Howson, Margaret Hutchinson, Perry Molinoff, Ilan Oren, and Rochelle Stenzler (collectively, the “Board”), certain officers of Cynapsus, including Mr. Giovinazzo, Andrew Williams, Thierry Bilbault and Albert Agro (collectively, the “Senior Officers”), and Dexxon Holdings Ltd. and Dexcel Pharma Technologies Ltd. (“Dexcel/Dexxon”).

As described in the response to Item 4 below, the Cynapsus Shares beneficially owned by the Specific Cynapsus Shareholders have not been purchased by Sunovion or Acquiror or any of their respective executive officers or directors, and thus no funds were used for such purpose. Sunovion or Acquiror did not pay any monetary consideration to the Specified Cynapsus Shareholders in connection with the execution and delivery of the Voting and Support Agreements.

For a description of the Voting and Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

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Item 4.	Purpose of Transaction.

The purpose of the Voting and Support Agreements is to induce Sunovion and Acquiror to enter into the Arrangement Agreement to consummate the arrangement contemplated thereunder.

Arrangement Agreement

On August 31, 2016, Sunovion and Acquiror entered into the Arrangement Agreement with Cynapsus. Capitalized terms used in this Item 4 without a definition have the meanings given to such terms in the Arrangement Agreement.

Pursuant to the Arrangement Agreement, Sunovion will acquire, directly or indirectly, all of the outstanding Cynapsus Shares for US$40.50 in cash per share, subject to the terms and conditions of the Arrangement Agreement. Holders of outstanding Warrants and Options of Cynapsus will receive a cash payment equal to the difference between US$40.50 and the exercise price of such Warrant or Option. On the date of the closing of the Arrangement, Cynapsus will become a direct wholly-owned subsidiary of Acquiror.  The Board, after consulting with its legal and financial advisors, and after considering, among other things, the unanimous recommendation of a committee of independent directors, has unanimously: (i) determined that the Arrangement is in the best interest of Cynapsus; (ii) determined that the consideration to be received by the Shareholders (as defined below) pursuant to the Arrangement Agreement is fair to such Shareholders; and (iii) recommends that Securityholders (as defined below) vote in favor of the Arrangement. See “Voting and Support Agreements” below.

The completion of the Arrangement is subject to the affirmative votes of: (i)  at least 66⅔% of the votes cast on the Arrangement Resolution by holders of Cynapsus Shares (“Shareholders”) and holders of Warrants of Cynapsus (“Warrantholders,” and together with the Shareholders, “Securityholders”), voting as a class on an as exercised basis in the case of Warrants, present in person or represented by proxy at the Meeting, and (ii) a majority of the votes attached to the Cynapsus Shares held by Shareholders present in person or represented by proxy at the Meeting excluding for this purpose votes attached to Cynapsus Shares required to be excluded pursuant to Canadian Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions, each Common Share entitling the holder thereof to one vote on the Arrangement Resolution.

The Arrangement also must be approved by the Ontario Superior Court of Justice (Commercial List) pursuant to an Interim Order and Final Order. In addition, the Arrangement is subject to other customary closing conditions, including, among others, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The obligation of each party to the Arrangement Agreement to close the Arrangement is also subject to, without limitation, certain mutual conditions and the continued (i) accuracy of the representations and warranties made and (ii) compliance with the covenants agreed to by the other party, or other parties, as applicable, to the Arrangement Agreement, in each case, subject to certain materiality standards as set forth in the Arrangement Agreement. Furthermore, the Acquiror’s obligation to close the Arrangement is subject to, without limitation, the absence of certain legal restraints and the absence of any Material Adverse Effect in respect of Cynapsus. The parties anticipate that the Arrangement will close in the fourth quarter of 2016.

Sunovion, Acquiror and Cynapsus have each agreed to customary representations, warranties and covenants in the Arrangement Agreement. As more fully described in the Arrangement Agreement, the Arrangement Agreement includes, among other things, covenants and agreements relating to the conduct of the business of Cynapsus between the date of the signing of the Arrangement Agreement and the consummation of the Arrangement. The Arrangement Agreement contains a non-solicitation covenant prohibiting Cynapsus from soliciting or accepting any alternative Acquisition Proposal or participating in any discussions or negotiations or furnishing to third parties any information with respect thereto, but permits Cynapsus, in certain circumstances to terminate the Arrangement Agreement and accept a Superior Proposal, subject to fulfilling certain conditions.

The Arrangement Agreement contains certain termination rights for both Acquiror and Cynapsus, including, without limitation, the right of either party to terminate the Arrangement Agreement, subject to certain terms and conditions, if (i) the Arrangement has not been completed prior to December 31, 2016 (subject to a potential two month extension for failure to obtain certain regulatory approval), or (ii) certain representations and warranties of an applicable other party are untrue or incorrect, or the applicable other party is in default of certain covenants or obligations under the Arrangement Agreement, as more fully described therein. Additionally, subject to the terms and conditions set forth in the Arrangement Agreement, Cynapsus may terminate the Arrangement Agreement if, prior to approval by Securityholders of the Arrangement Resolution, the Board authorizes Cynapsus to enter into a written agreement with respect to a Superior Proposal, and approves or recommends a Superior Proposal, provided that Cynapsus has paid to Acquiror the termination payment of US$24 million in cash. The Acquiror also may terminate the Arrangement Agreement if, among other reasons, (i) the Meeting has not occurred on or before October 17, 2016 or (ii) Dissent Rights have been exercised with respect to more than 15% of the issued and outstanding Cynapsus Shares. Upon termination of the Arrangement Agreement under certain circumstances, including the acceptance of a Superior Proposal, Cynapsus could be required to pay a termination payment to Acquiror of US$24 million in cash.

CUSIP No. 741865 109	Page 6 of 9

A copy of the Arrangement Agreement is attached to Cynapsus’ Current Report on Form 8-K filed with the United States Securities and Exchange Commission on September 1, 2016 as an exhibit and is incorporated herein by reference. The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Voting and Support Agreements

Concurrently with the execution of the Arrangement Agreement, the Specified Cynapsus Shareholders, holding in the aggregate 1,963,956 Cynapsus Shares and Warrants exercisable for an additional 860,596 Cynapsus Shares entitled to vote to approve the Arrangement, have entered into Voting and Support Agreements with Acquiror, providing, among other things, that the Specified Cynapsus Shareholders, upon the terms and subject to the conditions set forth therein, (a) will vote their Cynapsus Shares, including the Cynapsus Shares underlying their Warrants, (i) in favor of the Arrangement and (ii) against any competing Acquisition Proposal and any amendment of Cynapsus’ articles of incorporation or bylaws or other transaction delaying or preventing the Arrangement, and (b) will not sell or otherwise transfer their Cynapsus Shares, Warrants, or Options, except in connection with the Arrangement.

The form of the voting and support agreement executed by the Board and Senior Officers, and the form of the voting and support agreement executed by Dexcel/Dexxon, are attached to Cynapsus’ Current Report on Form 8-K filed with the United States Securities and Exchange Commission on September 1, 2016 as exhibits, are incorporated herein by reference. The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of Cynapsus Support Agreements. Capitalized terms used above without definition have the meanings given such terms in the Cynapsus Support Agreements.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentages described in this Statement are based on (i) an aggregate of 1,963,956 Cynapsus Shares owned by the Specific Cynapsus Shareholders that are parties to the Voting and Support Agreements, (ii) an aggregate of an additional 860,596 Cynapsus Shares issuable upon the exercise of purchase warrants held by the Specified Cynapsus Shareholders, and (iii) 12,448,108 Cynapsus Shares outstanding as of August 31, 2016, as represented by Cynapsus in the Arrangement Agreement.

(a) As a result of the Voting and Support Agreements, Sunovion and Acquiror may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 2,824,552 Cynapsus Shares, representing beneficial ownership of approximately 21.2% of the Cynapsus Shares deemed to be outstanding as of August 31, 2016. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Sunovion or Acquiror that it is the beneficial owner of any Cynapsus Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Sunovion or Acquiror nor, to the knowledge of Sunovion or Acquiror, any of the persons set forth on Schedule A hereto beneficially owns any Cynapsus Shares.

(b) Sunovion and Acquiror are not entitled to any rights of a shareholder of Cynapsus as to any Cynapsus Shares, except as described in this Statement. Sunovion and Acquiror do not have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any Cynapsus Shares except to the extent that it may be deemed to have such powers by virtue of the Voting and Support Agreements.

(c) Except for the execution and delivery of the Arrangement Agreement and the Voting and Support Agreements and as described herein, neither Sunovion or Acquiror nor, to the knowledge of Sunovion, any of the persons set forth on Schedule A hereto has effected any transaction in the Cynapsus Shares during the past 60 days.

(d) Except as provided in the Arrangement Agreement and the Voting and Support Agreements and in connection with the transactions contemplated thereby, neither Sunovion nor, to the knowledge of Sunovion or Acquiror, any of the persons set forth on Schedule A hereto has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of Cynapsus reported herein.

(e) Inapplicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4, and 5, to the knowledge of Sunovion or Acquiror, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the any securities of Cynapsus.

Item 7.	Material to be filed as Exhibits.

Exhibit	Description

1.	Arrangement Agreement among Sunovion Pharmaceuticals Inc., Sunovion CNS Development Canada ULC, and Cynapsus Therapeutics, Inc. dated August 31, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cynapsus Therapeutics, Inc. with the U.S. Securities and Exchange Commission on September 1, 2016).

2.	Form of Voting and Support Agreement for directors and officers of Cynapsus (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cynapsus Therapeutics, Inc. with the U.S. Securities and Exchange Commission on September 1, 2016).

3.	Form of Voting and Support Agreement for Dexcel/Dexxon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cynapsus Therapeutics, Inc. with the U.S. Securities and Exchange Commission on September 1, 2016).

CUSIP No. 741865 109	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 12, 2016

Sunovion Pharmaceuticals Inc.

By:	/s/ Stephen Freeman
Stephen Freeman, Senior Vice President, Chief Financial Officer

Sunovion CNS Development Canada ULC

By:	/s/ Gregory Bokar
Gregory Bokar, Director

CUSIP No. 741865 109	Page 9 of 9

SCHEDULE A

The name, business address and present principal occupation of each of the directors and executive officers of Sunovion Pharmaceuticals Inc. and Sunovion CNS Development Canada ULC are set forth below. All of the persons listed below are citizens of the United States, except Nobuhiko Tamura, Masayo Tada, Hiroyuki Baba, and Toru Kimura, who are citizens of the State of Japan. The business addresses of each of the directors and executive officers is 84 Waterford Drive, Marlborough, Massachusetts 01752.

Sunovion Pharmaceuticals Inc.
Name	Present Principal Occupation or Employment
Nobuhiko Tamura	Director, Chairman and Chief Executive Officer
Gregory Bokar	Senior Vice President, Legal Affairs and Corporate Secretary
Matthew D’Ambrosio	Senior Vice President, Chief Compliance and Ethics Officer
David Frawley	Executive Vice President, Chief Commercial Officer
Stephen Freeman	Senior Vice President, Chief Financial Officer
Robert Gregorio	Executive Vice President, Chief Administrative Officer
Antony Loebel, M.D.	Director, Executive Vice President, Chief Medical Officer, Head of Global Clinical Development
Masayo Tada	Director
Hiroyuki Baba	Director
Toru Kimura	Director
Sunovion CNS Development Canada ULC
Gregory Bokar	Director
Stephen Freeman	Director